UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

AGFEED INDUSTRIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

00846L101
(CUSIP Number)

Mr. Zhengru Xiong
Agfeed Industries, Inc.
Suite A1001-1002, Tower 16, Hengmao Int'l Center
Nanchang City, Jiangxi Province, China 330003
011-86-0791-6669093

copy to:
Brian S. North, Esq.
Buchanan Ingersoll & Rooney PC
Two Liberty Place, Suite 320050 South 16th Street
Philadelphia, PA 19102-2555

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 31, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00846L101

1	Names of Reporting Persons. Zhengru Xiong

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
People's Republic of China

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power
1,885,674

	8	Shared Voting Power
0

	9	Sole Dispositive Power
1,885,674

	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
1,885,674

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
4.64%

14	Type of Reporting Person (See Instructions)
IN

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D (this "Amendment") amends the Statement on Schedule 13D dated November 13, 2006 (the "Schedule 13D"), filed by Zhengru Xiong, an individual residing in the People's Republic of China, with respect to the beneficial ownership of common stock, $0.001 par value per share (the "Common Stock"), of Agfeed Industries, Inc., a Nevada corporation, which has its principal executive offices at Suite A1001-1002, Tower 16, Hengmao Int'l Center, Nanchang City, Jiangxi Province, China 330003 (the "Issuer").  This Amendment is being filed to reflect the reporting person's holding less than 5% of the Common Stock of the Issuer as a result of the issuance by the Issuer of additional shares of Common Stock since the date of the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)     The response of Mr. Xiong to Items (11) and (13) on the cover page of this Amendment are incorporated herein by reference.

(b)     The response of Mr. Xiong to Items (7) through (10) on the cover page of this Amendment are incorporated herein by reference.

(c)     None.

(d)     None.

(e)     As a result of the issuance of additional shares of the Issuer's Common Stock in a series of transactions since the date of the Schedule 13D, Mr. Xiong ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2009	/s/ Zhengru Xiong
Zhengru Xiong